

03051558

VF 12-19-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

AA 12/19/03

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 47101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/02 (MM/DD/YY) AND ENDING 08/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WNC Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17782 Sky Park Circle
(No. and Street)

Irvine, CA 92614-6404
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theresa Champany 714/662-5565, x-116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

3200 Bristol Street, #400, Costa Mesa, CA 92626
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JAN 07 2004 THOMSON FINANCIAL

SEC MAIL PROCESSING DEC 1 6 2003 WASH. D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theresa Champany, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WNC Capital Corporation, as of August 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public


MICHELE M. TAYLOR
Commission # 1424317
Notary Public - California
Orange County
My Comm. Expires Jun 18, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

3200 Bristol Street, 4th Floor
Costa Mesa, California 92626
Telephone: (714) 957-3200
Fax: (714) 957-1080

Independent Auditors' Report on Internal Control Required by The Securities and Exchange Commission Rule 17a-5

To the Board of Directors
WNC Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of WNC Capital Corporation (the "Company") as of and for the year ended August 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of the rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the

United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no maters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

October 3, 2003

December 12, 2003



Theresa I. Champany
WNC Capital Corporation
17782 Skypark Circle
Irvine, CA 92614-6404

Dear Ms. Champany:

This acknowledges receipt of your August 2003 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

Information Relating to the Possession or Control Requirements under Rule 15c-3

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact Aaron Len, Senior Compliance Examiner at (213) 613-2696.

Sincerely,

Allissa Johnson
Supervisor

Enclosure


SEC MAIL
DEC 18 2003
WASH, D.C.

cc: Cindy Wong
Assistant Regional Director
SEC
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

Los Angeles District Office
300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071
tel 213 627 2122
fax 213 617 3299
www.nasd.com

Investor protection.

WNC Capital Corporation

Financial Statements
and Supplemental Material
Year Ended August 31, 2003

WNC Capital Corporation

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 1993
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/02 (MM/DD/YY) AND ENDING 08/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

WNC Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17782 Sky Park Circle
(No. and Street)

Irvine, CA 92614-6404
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theresa Champany 714/662-5565, x-116

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP

(Name — if individual, state last, first, middle name)

3200 Bristol Street, #400, Costa Mesa, CA 92626

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Theresa Champany, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WNC Capital Corporation ,as of August 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public


MICHELE M. TAYLOR
Commission # 1424317
Notary Public - California
Orange County
My Comm. Expires Jun 18, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

3200 Bristol Street, 4th Floor
Costa Mesa, California 92626
Telephone: (714) 957-3200
Fax: (714) 957-1080

Independent Auditors' Report

To the Board of Directors
WNC Capital Corporation

We have audited the accompanying statement of financial condition of WNC Capital Corporation (the "Company") as of August 31, 2003, and the related statements of operations, stockholder's equity and cash flows for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WNC Capital Corporation as of August 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

October 3, 2003

WNC Capital Corporation

Statement of Financial Condition

August 31,		2003
Assets		
Cash	$	501,752
Commissions due from affiliates		37,648
Due from parent		290,513
Other		3,300
Total assets	$	833,213
Liabilities and Stockholder's Equity		
Liabilities		
Accrued commissions	$	33,688
Total liabilities		33,688
Commitments and contingencies		
Stockholder's equity		
Common stock; no par value; 100,000 shares authorized; 1,400 shares issued and outstanding		25,500
Retained earnings		774,025
Total stockholder's equity		799,525
Total liabilities and stockholder's equity	$	833,213

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Operations

Year ended August 31,	2003
Revenues	
Commissions	$ 1,034,116
Dealer-manager and investment advisory fees	460,160
Interest and other	5,221
Total revenues	1,499,497
Expenses	
Commissions	1,034,116
Marketing, compensation and benefits	290,800
Licenses, fees, accounting and other	34,877
Total expenses	1,359,793
Income before income tax provision	139,704
Income tax provision	55,882
Net income	$ 83,822

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Stockholder's Equity
Year Ended August 31, 2003

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance, September 1, 2002	1,400	$ 25,500	$ 690,203	$ 715,703
Net income	-	-	83,822	83,822
Balance, August 31, 2003	1,400	$ 25,500	$ 774,025	$ 799,525

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Cash Flows

Year ended August 31,		2003
Cash flows from operating activities		
Net income	$	83,822
Changes in operating assets and liabilities:		
Commissions due from affiliates, net		67,832
Accrued commissions		97,463
Due from Parent, net		(140,768)
Net cash used by operating activities		108,349
Net decrease in cash		(19,201)
Cash, beginning of year		520,953
Cash, end of year	$	501,752

See accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

General

WNC Capital Corporation (the "Company"), a California corporation, wholly-owned by WNC & Associates, Inc. ("WNC"), was organized on February 23, 1994 principally to facilitate the distribution of securities of partnerships offered by the affiliates of WNC. The Company is registered with the Securities and Exchange Commission as a broker/dealer in securities and is a member of the National Association of Securities Dealers. The Company provides wholesaling services to affiliates of WNC. The Company does not carry customers' accounts or hold securities for the accounts of customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from those estimates.

Concentration of Credit Risk

The Company, at times, maintains cash balances at certain financial institutions in excess of the federally insured amounts. As of August 31, 2003, such excess totaled $401,752.

1. Organization and Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

Registration

The Company must register with state departments which govern compliance with securities laws in states where it does business. Various regulatory requirements exist in each state with which the Company must comply. Because of the various compliance laws, there is a risk that one or more regulatory authorities could determine that the Company has not complied with securities laws necessary for it to conduct business in a given state. Regulatory actions, if ever taken, could have a material adverse effect on the Company's financial condition and operating results.

Economic Dependence

The Company derives its revenues from the sale of limited partnership units of entities syndicated by WNC. Should WNC's syndication activity materially change, the results of operations of the Company could be materially impaired.

Revenue Recognition

Commissions revenue and related expenses are recorded on a trade date basis (see Note 2). Dealer-manager and investment advisory fees are recorded when the related services are performed.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes."("SFAS 109")* Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective bases.

1. Organization and Summary of Significant Accounting Policies (Continued)

As the Company is a wholly owned subsidiary of WNC, the Company is included in the consolidated tax return of WNC. Federal and state income tax expense or benefit is allocated from WNC based on an approximate 40% income tax rate applied to income or loss before income taxes and after adjustments for permanent items. The full amount of current income taxes payable is included in Due From Parent on the statement of financial condition.

Reporting Comprehensive Income

The *Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income* established standards for the reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements. For the year presented, excluding net income, the Company had no items of other comprehensive income, as defined by SFAS No. 130.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146 "Accounting for the Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which requires the Company to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces Emerging Issues Task Force ("EITF") Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS No. 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The financial impact of SFAS No. 146 does not have a material effect on the Company.

1. Organization and Summary of Significant Accounting Policies (Continued)

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("Interpretation 45"). Interpretation 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002. The Company has no obligations regarding Interpretation 45 and it is not expected to have a material impact on the Company.

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("Interpretation 46"). Interpretation 46 clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements", and applies immediately to any variable interest entities created after January 31, 2003 and to variable interest entities in which an interest is obtained after that date. The Company holds no interest in variable interest entities.

2. Related Party Transactions

Commissions due from affiliates represents commissions earned by the Company which are due from an affiliate of WNC at August 31, 2003.

WNC provides certain administrative services, including use of office space and equipment, to the Company at no cost. Such services have not been significant through August 31, 2003.

All commissions and dealer-manager fees earned during the year ended August 31, 2003 were generated from services provided to WNC affiliates.

Due from parent represents money advanced to WNC for purposes of paying operating expenses of the Company.

3. Reserve Requirements for Brokers and Dealers

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph k(2)(ii) of such rule) under the Securities and Exchange Act of 1934 as a broker or dealer that carries no customer accounts and does not otherwise hold funds or securities of customers.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At August 31, 2003, the Company had net capital of $468,064, which was $463,064 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was .07 to 1 at August 31, 2003.

Supplemental Material



WNC Capital Corporation

Schedule I - Computation of Net Capital Under Rule 15c3-1 and Reconciliation with Company's Computation (Included in Part II of FormX-17A-5 as of August 31, 2003)

August 31,		2003
Computation of Net Capital		
Stockholder's equity from the statement of financial condition	$	799,525
Deductions and charges		
Nonallowable assets:		
Commissions due from affiliates		(37,648)
Due from Parent		(290,513)
Other assets		(3,300)
Total Deductions		(331,461)
Net capital	$	468,064
Aggregate indebtedness		
Accrued commissions	$	33,688
Total aggregate indebtedness	$	33,688
Computation of Basic Net Capital Requirement		
Minimum net capital, the greater of $5,000 or 6⅔% of aggregate indebtedness	$	5,000
Excess net capital	$	463,064
Ratio of aggregate indebtedness to net capital		.07 to 1

See accompanying notes to financial statements.

WNC Capital Corporation

Schedule I - Computation of Net Capital Under Rule 15c3-1 and Reconciliation with Company's Computation (Included in Part II of FormX-17A-5 as of August 31, 2003)

August 31,		2003
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of August 31, 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	448,001
Adjustments to commission income and expense, net of tax not recorded on FOCUS report		3,229
Additional assets shown as non allowable on FOCUS report		16,834
Net capital per Schedule I	$	468,064

See accompanying notes to financial statements.



BDO Seidman, LLP
Accountants and Consultants

3200 Bristol Street, 4th Floor
Costa Mesa, California 92626
Telephone: (714) 957-3200
Fax: (714) 957-1080

Independent Auditors' Report on Internal Control Required by The Securities and Exchange Commission Rule 17a-5

To the Board of Directors
WNC Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of WNC Capital Corporation (the "Company") as of and for the year ended August 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of the rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the

United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no maters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

October 3, 2003